SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 7, 2002

Siderca S.A.I.C.
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Press-Realese announcing results for the Fiscal Year ended December 31, 2001.

Siderca
Tenaris Group

Press Release

Siderca S.A.I.C. Announces Results for the Nine-month Fiscal Year and Fiscal Quarter ended December 31, 2001

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4318-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 419-8305

Buenos Aires, March 6, 2002. Siderca S.A.I.C. (New York Stock – SDT – and Buenos Aires Stock Exchange – ERCA), a Tenaris Group company, today announced its earnings for the nine-month fiscal year and fiscal quarter ended 31 December 2001.

All figures are in Argentine pesos. One Argentine peso equaled one US dollar throughout the nine-month fiscal year. Figures are for Siderca's consolidated results. Siderca consolidates its results with its subsidiaries, NKKTubes, AlgomaTubes, Confab and Siat, as well as other minor subsidiaries. Siderca's shareholders assembly held on July 24, 2001 decided that this fiscal year should comprise nine months thus ending on December 31, 2001, with the effect that future fiscal years can follow the calendar year and be synchronized with most of Siderca's principal subsidiaries and affiliates. Siderca in these results is reporting the results of its subsidiaries and affiliates without the three-month time lag that it previously used to report such results as permitted under Argentine GAAP in certain circumstances. Results for the nine months ending December 31, 2001 are audited whereas the results for the corresponding period in the previous year and in the three months periods are unaudited.

Highlights: Nine Months ended December 31, 2001 vs. Nine Months ended December 31, 2000

- Net income doubled to $129.2 million
- Operating profit tripled to $214.7 million
- EBITDA doubled to $279.4 million (24.2% of net sales)
- Net sales increased 63% to $1,154.8 million
- Net earnings per share at $0.129 ($1.29 per ADR)

Results for Nine Months ended December 31, 2001 vs. Nine Months ended December 31, 2000

Net income doubled to $129.2 million from $61.7 million in the same period of 2000. The growth in earnings reflects substantially higher operating profits in Siderca's seamless and welded businesses as well as substantially higher equity in the earnings of its affiliates, partially offset by increased income tax provisions, a provision for non-commercial credits at Siderca and a provision for a tax dispute at Confab.

Operating profit tripled to $214.7 million (18.6% of net sales) from $72.7 million (10.2% of net sales) in the same period last year. Siderca's operating profit at parent company level rose 77% to $130.2 million from $73.6 million with an operating margin of 22.4% of net sales benefiting from higher market prices and increased sales of higher value products pursuant to sustained demand in domestic and export markets. Operating profit at NKKTubes rose to $7.5 million. Operating profits at Siderca's welded subsidiaries, Confab and Siat was up $76.9 million over last year's depressed level thanks to much improved sales volumes.

Operating profit plus depreciation and amortization (EBITDA) totaled $279.4 million (24.2% of net sales), compared to $130.2 million (18.3% of net sales) in the same period of the previous year. At the parent level, EBITDA totaled $183.6 million (31.5% of net sales).

Net sales rose 63% to $1,154.8 million up from $710.5 million in the same period of 2000, due to higher sales volumes and higher selling prices for both seamless and welded pipes. In the seamless area, this reflected the inclusion of our new subsidiaries NKKTubes and AlgomaTubes (increase of $169.3 million) and higher prices and sustained demand at the parent level reflecting the continued high level of oil and gas drilling activity both in Argentina and in Siderca's export markets (increase of $77.3 million). In the welded area, due to sharply higher sales volumes, the consolidated net sales of Confab and Siat rose to $328.5 million, up from $120.8 million in the same period of 2000.

Overall sales volume increased 46% to 1,170.9 thousand metric tons from 804.4 thousand metric tons in the same period of 2000. At the parent company level, Siderca registered a marginal increase in sales to its domestic market and a marginal decrease in sales to its export markets due principally to strong demand from local and export oil and gas customers reflecting increased investment in exploration and production activity. The 29% increase in sales volumes of seamless tubes was due to the inclusion of sales for a full nine-month period at NKKTubes and AlgomaTubes. Welded pipe sales volumes doubled to 347.8 thousand metric tons from 167.3 thousand metric tons in the same period of 2000, reflecting high demand for Confab's and Siat's welded pipes from pipeline projects activity in the Americas and the Middle East.

Cost of goods sold, expressed as a percentage of net sales, decreased to 67.9%, from 71.9% in the same period of 2000. This improvement was due principally to improved sales prices at the parent level and higher absorption from higher sales volumes of fixed and semi-fixed costs at Confab and Siat.

Selling, general and administrative expenses represented 13.5% of net sales, compared to 17.8% of net sales in the same period of 2000. At the parent level, these expenses remained stable. At the consolidated level, costs rose due to the inclusion of costs from NKKTubes and AlgomaTubes and increased selling expenses resulting from the substantial increase in exports from Confab and Siat.

Financial income (expenses) and holding gains (losses) represented a net loss of $19.0 million, compared to a loss of $7.3 million in the same period of 2000. The main factors that contributed to this result were the effects of the conversion of Confab's and NKKTubes' financial statements and higher interest payments reflecting the increase in the average net debt position which occurred in December 2000.

Other income and expenses represented a net loss of $23.4 million against a loss of $5.2 million in the same period of the previous year due, principally, to an increase of provisions by Siderca against non-commercial credits and a provision by Confab against a tax dispute.

Equity in earnings from affiliates more than doubled to $36.3 million from $15.6 million in the same period of the previous year.

Our investment in Tamsa generated a gain of $18.5 million, up from $16.5 million in the same period of 2000. This gain includes adjustments ($5.2 million) due to the effects of the conversion of Tamsa's financial statements reflecting Mexican inflation, the revaluation of the Mexican Peso and the effects of accounting differences between Argentine and Mexican GAAP. Tamsa reported substantial improvements in operating margins for the 2001 calendar year due mainly to strong demand in export markets and lower costs of goods sold as well as increased sales at its subsidiary Tavsa. Tamsa's net income result benefited from a reduced comprehensive financing loss due to appreciation of the Mexican peso but was adversely affected by increased losses and the creation of provisions on its investment in Sidor. Tamsa's investment in Sidor was affected by the deterioration in global steel markets and the fact that Sidor is in discussions with its creditors.

Our investment in Dalmine (estimated based on the operating results reported by Dalmine as of December 31, 2001) generated a gain of $13.2 million, compared with a loss of $2.1 million in the same period of 2000. This gain includes adjustments ($4.7 million) due to the effects of the conversion of Dalmine's financial statements reflecting changes in the value of the Euro. Dalmine reported substantial improvements in its operating margins for the calendar year 2001 mainly due to higher selling prices and sustained sales volumes reflecting good demand for its products particularly for use in the petroleum and power generation industries.

Dalmine has decided to exercise the prerogative to delay publication of its final results for the year 2001 until the end of the time allowed by law due to uncertainty about the final result of the judicial claim brought against Dalmine in the UK by a consortium led by BHP Petroleum Ltd. and the imminence of the court's decision expected in April 2002. As has been informed previously in our financial statements, this claim, dating from 1998, relates to sales of tubes made prior to Siderca's investment in Dalmine and Siderca's indirect subsidiary, Techint Investments Netherlands N.V., has instigated an arbitral process against the entity which sold the shares of Dalmine to procure that such entity assume responsibility for paying 84.08% of any amount that Dalmine might have to pay as a result of the claim mentioned were such claim to result in a negative determination against Dalmine.

Our investment in Siderar, which we distributed as a dividend to our shareholders as of December 4, 2001 when it had a book value of $61.0 million, generated a loss of $4.2 million compared with a gain of $2.3 million in the corresponding period of the previous year.

Cash provided by operations was $215.5 million inclusive of dividends from affiliates and changes in working capital. This compares with an equivalent cash generation of $85.4 million in the same period of 2000. These funds were directed principally to (i) the payment of $80.0 million in cash dividends, (ii) investments in fixed and intangible assets of $41.9 million, (iii) the purchase of additional shares in Tamsa for $17.1 million, and (iv) reducing financial debt in the amount of $2.8 million. The increase in cash and cash equivalents was $60.6 million contributing to a reduction in net financial debt from $237.0 million to $172.7 million over the period. In addition, a *fideicomiso* of US$71.0 million was created to provide necessary support for ongoing operations.

Siderca's consolidated financial debt at December 31, 2001 was $282.2 million compared to $307.1 million at December 31, 2000. Of this debt $232.9 million was short-term and $49.3 million long-term. The debt is held principally in Siderca ($105.4 million), Confab ($64.1 million), Siderca Denmark (50.3 million), NKKTubes ($46.6 million), Siat ($10.6 million), and AlgomaTubes ($4.9 million). Cash and cash equivalents at December 31, 2001 totaled $109.4 million, held principally in Siderca ($60.6 million), NKKTubes ($15.5 million) and Confab ($11.7 million).

Results for the Fiscal Quarter Ended December 31, 2001 vs. Fiscal Quarter Ended December 31, 2000

Net income increased to $40.1 million from $22.1 million in the same period of 2000. The growth in earnings reflects higher operating profits at the parent level at Siderca's welded subsidiaries, partially offset by increased income tax provisions and a provision by Siderca against non-commercial credits.

Quarterly net earnings per share rose to $ 0.040 ($0.40 per ADR), compared to $0.022 per share in the same period of 2000.

Operating profit rose by 161% to $83.4 million (20.2% of net sales) from $31.9 million (12.3% of net sales) in the same period last year. Siderca's operating profit at parent company level rose 49% to $47.9 million from $32.2 million with an operating margin of 20.2% of net sales benefiting from higher market prices, increased sales of higher value products pursuant to sustained demand particularly in export markets as well as lower costs of goods sold. Operating profits at Siderca's welded subsidiaries, Confab and Siat rose substantially over last year's depressed levels thanks to much improved sales volumes.

At the consolidated level, EBITDA totaled $106.3 million (25.8% of net sales), compared to $52.7 million (20.3% of net sales) in the same period of the previous year. At the parent level, EBITDA totaled $65.4 million (34.6% of net sales).

Net sales rose 59% to $412.6 million up from $260.1 million in the same period of 2000, due to higher sales of welded pipes from Confab and Siat, increased sales at NKKTubes and AlgomaTubes, and higher average selling prices for Siderca's exports.

Overall seamless and welded sales volume increased 45% to 417.6 thousand metric tons from 287.3 thousand metric tons in the same period of 2000. Sales volumes of seamless pipes to Siderca's domestic market in Argentina fell 24% to 45.2 thousand metric tons from the high level of 59. 7 thousand metric tons shipped in the same period of last year and was also down from the levels shown in the previous two quarters due to slowing demand from local oil and gas customers. Siderca's export sales of seamless pipes remained constant compared with the same period of last year following sustained demand principally from its oil and gas sector customers. Sales of NKKTubes and AlgomaTubes increased 26.7 thousand metric tons and 27.0 thousand metric tons compared with the corresponding period of last year. Welded pipe sales volume rose to 120.8

thousand metric tons from the depressed level of 31.0 thousand metric tons in the same period of 2000, reflecting strong demand from South American pipeline projects.

Cost of goods sold, expressed as a percentage of net sales, decreased to 67.5%, from 69.6% in the same period of 2000. Lower costs of goods sold at Confab and Siat due to higher absorption of fixed and semi-fixed costs and lower costs of goods sold at Siderca due to increased efficiencies was partially offset by the effect of higher production volumes at NKKTubes and AlgomaTubes which have higher costs of goods sold than Siderca.

Selling, general and administrative expenses represented 12.3% of net sales, compared to 18.1% of net sales in the same period of 2000. In spite of substantially higher sales volumes these expenses increased little in absolute terms.

Financial income (expenses) and holding gains (losses) represented a net gain of $8.4 million, compared to a loss of $6.0 million in the same period of 2000. The difference was due principally to the movement of exchange rates and the subsequent effects on the conversion of Confab's and NKKTubes' financial statements.

Other income and expenses represented a net loss of $13.2 million against a net loss of $4.3 million in the same period of the previous year. This result mainly reflects the creation of provisions at Siderca against non-commercial credits.

Income from investment in investee companies increased to $7.1 million from $5.1 million in the same period of the previous year.

Our investment in Tamsa generated a loss of $1.0 million. This loss includes adjustments (a gain of $4.4 million) due to the effects of the conversion of Tamsa's financial statements reflecting Mexican inflation, the revaluation of the Mexican Peso and the effects of accounting differences between Argentine and Mexican GAAP. In spite of the positive results of Tamsa at the operating level, Tamsa's net income was affected by losses and the creation of provisions on its investment in Sidor as commented previously.

Our investment in Dalmine (estimated based on the operating results reported by Dalmine as of December 31, 2001) generated a gain of $4.7 million. This gain would have been higher but for adjustments (a loss of $2.6 million) due to the effects of the conversion of Dalmine's financial statements reflecting the devaluation of the Euro. Dalmine reported substantial improvements in its operating margins for the final quarter of 2001 compared to the same period of the previous year mainly due to high higher selling prices and sustained sales volumes reflecting good demand for its products particularly for use in the petroleum industry.

Siderca did not register any result on its investment in Siderar having distributed such investment as a dividend prior to the end of the quarter whereas it recorded a loss of $2.0 million on such investment in the same period of last year.

Recent Developments

Subsequent to the completion of the nine-month fiscal year ended December 31, 2001, the system of "convertibility", under which the exchange rate between the Argentine peso and the US dollar was maintained fixed at the rate of one US dollar for one Argentine peso, came to an end. Today, the Argentine peso floats against the US dollar and other currencies and one US dollar currently trades at a value in excess of two Argentine pesos implying a devaluation in excess of 50% in the value of the local currency. Future results of Siderca may be affected by this development as well as by other measures that the government of Argentina has taken or may take to address the fiscal, economic and social crises currently affecting the country. Siderca wishes to point out that of its financial debt held at the parent company level almost all is contracted in foreign currency and subject to foreign jurisdiction.

The table below shows Siderca's consolidated total sales volume by product and market for the periods indicated.

	For the nine months ended December 31,			For the three months ended December 31,		
	2001	2000	Change	2001	2000	Change
	(tons)			(tons)		
Seamless Steel Pipe Sales						
Domestic sales	157,473	154,916	1.7%	45,215	59,731	-24.3%
Exports	439,647	444,605	-1.1%	160,282	159,005	0.8%
NKKTubes and AlgomaTubes	226,017	37,600	501.1%	91,306	37,600	142.8%
Total seamless steel pipe sales	823,137	637,121	29.2%	296,803	256,336	15.8%
Welded Steel Pipe Sales	347,777	167,304	107.9%	120,803	30,969	290.1%
Total Sales	1,170,914	804,425	45.6%	417,606	287,305	45.4%

The table below shows Siderca's unconsolidated total sales volume by product and market for the periods indicated.

	For the nine months ended December 31,			For the three months ended December 31,		
	2001	2000	Change	2001	2000	Change
	(tons)			(tons)		
Seamless Steel Pipe Sales						
Domestic sales	158,295	154,916	2.2%	45,472	57,706	-21,2%
Exports	439,647	444,605	-1.1%	160,282	159,005	0.8%
Total seamless steel pipe sales	597,942	599,521	-0.3%	205,754	216,711	-5.1%
Steel Bars	60,920	-		-	-	
Total Sales	658,862	599,521	9.9%	205,754	216,711	-5.1%

The table below shows, for the periods indicated, Siderca's consolidated income statements. Amounts expressed en pesos, except per share and per ADR amounts

	For the nine months ended December, 31		For the three months ended December, 31	
	2001	2000	2001	2000
Net sales	1,154,827,090	710,489,863	412,591,508	260,050,130
Cost of sales	(783,713,292)	(511,098,125)	(278,489,680)	(181,009,477)
Gross profit	371,113,798	199,391,738	134,101,828	72,040,653
Selling and administrative expenses	(156,393,620)	(126,666,919)	(50,657,352)	(47,146,181)
Total operating income (loss) for the period	214,720,178	72,724,819	83,444,476	31,894,472
Financial income (expenses) and holding gains (losses):				
Generated by assets and liabilities	(10,964,035)	(2,493,802)	(1,344,003)	(1,917,819)
For conversion of financial statements of consolidated companies	(8,081,282)	(4,782,953)	9,756,026	(4,112,054)
Other income (expenses), net	(23,417,905)	(5,199,845)	(13,231,095)	(4,278,417)
Results from investments in affiliated companies:				
For investments in companies	19,844,722	21,708,051	(660,525)	6,666,711
From conversion of foreign currency financial statements	11,357,596	(4,465,103)	6,026,212	(4,512,328)
Other results	5,092,734	(1,602,820)	1,717,598	2,949,179
Income tax	(60,997,466)	(17,256,584)	(24,999,408)	(6,767,310)
Income (loss) before minority interest	147,554,542	58,631,763	60,709,281	19,922,434
Minority interest in losses (earnings) of consolidated Subsidiaries	(18,373,289)	3,051,601	(20,563,042)	2,196,598
Net income (loss) for the period	129,181,253	61,683,364	40,146,239	22,119,032
Earnings (loss) per share	0.129	0.062	0.040	0.022
Earnings (loss) per ADR	1.292	-	0.401	-

The table below shows, for the periods indicated, Siderca's unconsolidated income statements.

Amounts expressed en pesos, except per share and per ADR amounts.

	For the nine months ended December, 31		For the three months ended December, 31	
	2001	2000	2001	2000
Net sales	581,944,718	504,578,332	192,244,718	182,794,692
Cost of sales	(358,901,128)	(337,908,226)	(111,189,395)	(115,287,245)
Gross profit	223,043,590	166,670,106	81,055,323	67,507,447
Selling and administrative Expenses	(92,886,326)	(93,087,770)	(33,171,098)	(35,268,826)
Total operating income (loss) for the period	130,157,264	73,582,336	47,884,225	33,238,621
Financial income (expenses) and holding gains (losses), net	(2,820,212)	(1,831,574)	108,645	(972,371)
Other income and expenses, net	(17,416,607)	(9,000,270)	(15,019,053)	(6,419,440)
Results from investments in affiliated companies:				
For investments in companies	43,592,012	24,081,221	8,615,128	7,826,161
From conversion of foreign currency financial statements	8,011,207	(6,269,323)	9,619,696	(6,115,618)
Other results	2,437,589	(3,091,526)	1,717,598	2,949,179
Income tax	(34,780,000)	(15,787,500)	(12,780,000)	(7,387,500)
Net income for the period	129,181,253	61,663,364	40,146,239	22,119,032
Earnings (loss) per share	0.129	0.048	0.040	0.022
Earnings (loss) per ADR	1.292	0.482	0.401	-

The table below shows, for the periods indicated, Siderca's consolidated balance sheet.

CONSOLIDATED BALANCE SHEET at December 30, 2001 and 2000
Amounts expressed en pesos

	At December, 31	
	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and banks	45,861,400	38,062,555
Short-term investments	63,575,122	10,751,774
Trade receivables	284,221,392	329,025,222
Other receivables	65,400,029	67,120,724
Inventories	307,303,762	226,242,532
TOTAL CURRENT ASSETS	766,361,705	671,202,807
NON-CURRENT ASSETS		
Other receivables	20,158,802	40,592,750
Long-term investments	694,267,743	613,924,814
Property, plant and equipment	771,886,748	811,165,549
Intangible assets	14,788,816	13,535,370
TOTAL NON-CURRENT ASSETS	1,501,102,109	1,479,218,483
TOTAL	2,267,463,814	2,150,421,290
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	234,104,490	156,635,280
Short-term financial debt	232,951,207	230,393,342
Taxes, payroll and social security payable	39,919,424	32,581,823
Others	73,971,395	29,215,727
TOTAL CURRENT LIABILITIES	580,946,516	448,826,172
NON-CURRENT LIABILITIES		
Accounts payable	10,470,660	14,790,000
Long-term financial debt	49,263,298	55,440,461
Taxes, payroll and social security payable	8,008,940	7,589,214
Others	4,192,696	5,204,451
Allowance for lawsuits and contingencies	30,914,119	23,553,898
Other liabilities	12,014,743	8,587,991
TOTAL NON-CURRENT LIABILITIES	114,864,456	115,166,015
Subtotal	695,810,972	563,992,187
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	130,467,215	125,181,833
SHAREHOLDER'S EQUITY	1,441,185,627	1,461,247,270
TOTAL	2,267,463,814	2,150,421,290

The table below shows, for the periods indicated, Siderca's consolidated statement of cash flow.

	For the nine months ended December, 31	
	2001	2000
Net income (loss) for the period	129,181,253	61,683,364
Adjustments to reconcile net income to resources provided by operating activities:		
Depreciation and amortization	64,778,621	62,257,693
Equity in the losses (gains) of affiliated companies and others	24,805,396	(5,844,370)
Cash provided by the operations	218,765,270	118,096,687
Dividends proceeds from affiliates	15,742,227	11,688,619
Subtotal	234,507,497	129,785,306
Resources (used in) working capital and others	(19,029,525)	(44,424,234)
Resources provided by operations	215,477,972	85,361,072
Resources (used in) investing activities	(58,999,649)	(154,745,696)
Resources (used in) provided by financing activities	(95,856,130)	78,809,271
Net increase (decrease) in cash	60,622,193	9,424,647
Cash at the beginning of the period	48,814,329	54,675,143
Cash at the end of the period	109,436,522	64,099,790

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Leonardo F. Stazi
Title: Chief Financial Officer

Dated: March 7, 2002